Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com


SEC MAIL
RECEIVED
PROCESSING
DEC 2 6 2006
WASH. D.C.
213
SECTION

LETTER FOR MAINTENANCE OF EXEMPTION

21 December 2006


06019552

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 22

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	29.11.2006, 04.12.2006, 14.12.2006 and 18.12.2006
2	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder.	29.11.2006 and 04.12.2006
3	Proposed disposal of Sime Conoco Energy Sdn. Bhd.	08.12.2006
4	Members' voluntary liquidation of subsidiary companies	15.12.2006
5	Article entitled: "Sime Darby to own Bakun?"	19.12.2006
6	Article entitled: "SDarby mulls selling leasing arm to BMW"	19.12.2006
7	Disposal of SimeLease (Malaysia) Sdn. Bhd.	20.12.2006
8	Offer by Synergy Drive Sdn. Bhd. to acquire the entire business and undertaking including all the assets and liabilities of the Company.	20.12.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/rh/jm/working/sdb/letter re EDMS



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 29/11/2006 05:11:29 PM
Submitted by S DARBY on 29/11/2006 05:14:46 PM
Reference No SE-061116-C0288

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary


SEC MAIL
RECEIVED
PROCESSING
DEC 2 6 2006
WASH. D.C.
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SECTION

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 1,300,000 shares
Disposal of 600,000 shares)

PHEIM Asset Management Sdn Bhd
(Acquisition of 250,000 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 94,500 shares)

AmanahRaya JMF Asset Management Sdn Bhd
(Disposal of 25,000 shares)

RHB Asset Management Sdn Bhd
(Acquisition of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/11/2006	* 1,300,000	
Acquired	16/11/2006	141,000	
Acquired	17/11/2006	94,500	
Acquired	17/11/2006	109,000	
Disposed	20/11/2006	600,000	
Disposed	20/11/2006	25,000	
Acquired	20/11/2006	200,000	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	417,408,405
Direct (%)	:	16.87
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	417,408,405
* Date of notice	:	20/11/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 22nd and 24th November 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04/12/2006 05:27:06 PM
Submitted by S DARBY on 04/12/2006 05:30:43 PM
Reference No SD-061201-DB99E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Disposal of 2,032,400 shares)

Hwang DBS Asset Management (M) Sdn Bhd
(Acquisition of 275,300 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 300,000 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 1,304,400 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 21/11/2006	* 32,400	
Acquired	21/11/2006	275,300	
Acquired	21/11/2006	300,000	
Disposed	22/11/2006	2,000,000	
Acquired	22/11/2006	1,304,400	

*	Circumstances by reason of which change has occurred	: Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
*	Nature of interest	: Direct
	Direct (units)	: 417,255,705
	Direct (%)	: 16.86
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 417,255,705
*	Date of notice	: 22/11/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 28th November 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 14/12/2006 05:25:44 PM
Submitted by S DARBY on 14/12/2006 05:29:45 PM
Reference No SD-061212-DB957



SEC MAIL
RECEIVED
PROCESSING
DEC 2 6 2006
WASH. D.C.
213
SECTION

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Disposal of 4,637,200 shares)

AmanahRaya JMF Asset Management Sdn Bhd
(Disposal of 74,000 shares)

Hwang DBS Asset Management (M) Sdn Bhd
(Disposal of 275,300 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 192,200 shares)

SBB Asset Management Sdn Bhd
(Disposal of 509,400 shares)

CIMB-Principal Asset Management Sdn Bhd
(Acquisition of 1,000,000 shares)

RHB Asset Management Sdn Bhd
(Disposal of 400,400 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 29/11/2006	* 54,000	
Disposed	29/11/2006	275,300	
Disposed	29/11/2006	192,200	
Disposed	29/11/2006	509,400	

Disposed	30/11/2006	4,637,200
Disposed	30/11/2006	20,000
Acquired	30/11/2006	1,000,000
Disposed	30/11/2006	400,400

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	412,167,205
Direct (%)	:	16.64
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	412,167,205
* Date of notice	:	30/11/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 12th December 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 14/12/2006 05:25:11 PM
Submitted by S DARBY on 14/12/2006 05:29:47 PM
Reference No SD-061212-FAEB5

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 474,500 shares
Disposal of 3,700,000 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 130,000 shares)

CIMB-Principal Asset Management Sdn Bhd
(Acquisition of 127,100 shares)

RHB Asset Management Sdn Bhd
(Acquisition of 152,700 shares
Disposal of 513,900 shares)

9

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 01/12/2006	* 2,700,000	
Acquired	01/12/2006	152,700	
Disposed	04/12/2006	1,000,000	
Acquired	05/12/2006	474,500	
Acquired	05/12/2006	127,100	
Disposed	06/12/2006	130,000	
Disposed	06/12/2006	513,900	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	408,577,605
Direct (%)	:	16.48
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	408,577,605
* Date of notice	:	06/12/2006

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 8th and 12th December 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 18/12/2006 05:24:58 PM
Submitted by S DARBY on 18/12/2006 05:29:00 PM
Reference No SD-061215-9C327


SEC MAIL
RECEIVED
PROCESSING
DEC 2 6 2006
WASH. D.C.
213
SECTION

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 825,000 shares)
Disposal of 3,928,400 shares)

AmanahRaya JMF Asset Management Sdn Bhd
(Disposal of 61,000 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 200,000 shares)

Nomura Asset Management (Singapore) Ltd.
(Disposal of 250,000 shares)

RHB Asset Management Sdn Bhd
(Disposal of 400,000 shares)

Alliance Capital Asset Management Sdn Bhd
(Disposal of 200,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 300,000 shares)

Details of changes

Type of transaction.	Date of change	No of securities	Price transacted (RM)
* Acquired	* 07/12/2006	* 825,000	
Disposed	07/12/2006	2,753,000	
Disposed	07/12/2006	61,000	
Disposed	07/12/2006	200,000	

Disposed	07/12/2006	250,000
Disposed	07/12/2006	400,000
Disposed	08/12/2006	1,175,400
Disposed	08/12/2006	200,000
Disposed	08/12/2006	300,000

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	404,063,205
Direct (%)	:	16.29
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	404,063,205
* Date of notice	:	08/12/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 14th December 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 29/11/2006 05:11:27 PM
Submitted by S DARBY on 29/11/2006 05:14:59 PM
Reference No SD-061123-1480D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 10/11/2006	* 1,000,000	

* Circumstances by reason of which change has occurred : Disposal of shares by the Company.
* Nature of interest : Direct
Direct (units) : 819,804,132
Direct (%) : 33.15
Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 819,804,132

* Date of notice : 10/11/2006

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 16th November 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 04/12/2006 05:26:22 PM
Submitted by S DARBY on 04/12/2006 05:30:37 PM
Reference No SD-061201-DA66C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 21/11/2006	* 1,000,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the Company.
* Nature of interest : Direct
Direct (units) : 820,804,132
Direct (%) : 33.16
Indirect/deemed interest (units) :

Indirect/deemed interest (%)	:	
* Total no of securities after change	:	820,804,132
* Date of notice	:	21/11/2006

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 28th November 2006.



Form Version 2.0

General Announcement

Submitted by S DARBY on 08/12/2006 05:13:32 PM
Reference No SD-061204-51568

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

PROPOSED DISPOSAL OF SIME CONOCO ENERGY SDN. BHD.
(Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcement dated 22nd June 2006, Sime Darby Berhad wishes to announce that Sime Conoco Energy Sdn. Bhd. ("SCE") had, on 7th December 2006 received the approval of the Ministry of Domestic Trade and Consumer Affairs, for the disposal of Sime Malaysia Region Berhad's entire 51% equity interest in SCE to Conoco Jet (Malaysia) Sdn. Bhd. ("Disposal").

The approval of the Foreign Investment Committee on the Disposal is still pending.

This announcement is dated 8th December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 15/12/2006 05:14:10 PM
Reference No SD-061215-69C5C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

MEMBERS' VOLUNTARY LIQUIDATION OF SUBSIDIARY COMPANIES (Announcement pursuant to Chapter 9.19 (19) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its following subsidiary companies ("the Companies") had, on 14th December 2006, received notification that the relevant Chinese authority had, on 11th December 2006, approved the members' voluntary liquidation of the Companies:-

(i) Guangzhou SimeWinner Motor Services Limited ("GSWMSL");
(ii) Guangzhou Wallace Harper Motor Services Limited ("GWHMSL"); and
(iii) Guangzhou Sime Darby Motor Enterprises Limited ("GSDMEL").

GWHMSL and GSWMSL which were involved in the business of displaying and promoting of motor vehicles and provision of related technical services, became dormant during the financial year ended 30th June 2003 and 2004 respectively. GSDMEL was an investment holding company and became dormant during the year ended 30th June 2006.

The voluntary liquidation of the Companies will not have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30th June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the voluntary liquidation.

This announcement is dated 15th December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 19/12/2006 05:10:52 PM
Reference No SD-061218-61653

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary


SEC MAIL
RECEIVED
PROCESSING
DEC 2 6 2006
WASH, D.C.
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SECTION

* Type	:	○ Announcement ● Reply to query
* Reply to Bursa Malaysia's Query Letter - Reference ID	:	MN-061218-58189

* Subject :

Article entitled : "Sime Darby to own Bakun?"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("SDB" or "the Company") dated 18th December 2006 in connection with the above titled news article appearing in The Edge, Page 1, on Monday, 18th December 2006 which states the following:-

"The government has agreed in principle to allow Sime Darby Bhd to take ownership of the 2,400mw Bakun Hydroelectric project............"

".......the RM9 billion undersea cable project, which will be carried out with Sime Darby taking the lead role in the consortium.........."

Sime Darby wishes to inform BMSB that it had expressed an intention to the Government to take up an interest in Sarawak Hidro Sdn. Bhd. as well as to take a lead role in a consortium for the proposed undersea cable project. However, to-date no official approval has been received from the Government.

In the event approval is received for either or both proposals, the Company will furnish BMSB with an immediate announcement for public release.

This announcement is dated 19th December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 19/12/2006 05:11:16 PM

Reference No SD-061219-36851

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ○ Announcement ● Reply to query
* Reply to Bursa Malaysia's Query Letter - Reference ID : ZM-061218-57259

* Subject :

Article entitled: "SDarby mulls selling leasing arm to BMW"

* Contents :-

We refer to the letter from Bursa Malaysia Berhad ("Bursa") to Sime Darby Berhad ("Sime Darby") dated 18 December 2006 in relation to the above news article appearing in The Edge Daily, the Sun, page 30, on Monday, 18 December 2006 which states the following:

"SIME Darby Bhd is believed to be mulling over a proposal to dispose of its vehicle leasing and hire purchase businesses to BMW AG,..."

"..the deal may involve BMW's financial services division buying over Sime Darby's SimeLease group, which consists of two subsidiaries, SimeLease (Malaysia) Sdn Bhd and SimeCredit Malaysia Sdn Bhd."

Sime Darby wishes to inform Bursa that it is in negotiations with BMW AG in relation to the possible disposal of SimeLease (Malaysia) Sdn Bhd and its wholly-owned subsidiary, SimeCredit (Malaysia) Sdn Bhd. However, the agreement for the disposal has not been finalised. Upon execution of the said agreement, Sime Darby will furnish Bursa with an immediate announcement for public release.

This announcement is dated 19 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 20/12/2006 06:56:33 PM
Reference No SD-061220-44287


SEC MAIL
RECEIVED
PROCESSING
DEC 2 6 2006
WASH, D.C.
213
SECTION

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Disposal of SimeLease (Malaysia) Sdn Bhd
(Announcement pursuant to paragraph 9.19(24) of the Listing Requirements)

* Contents :-

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiaries, SD Holdings Berhad ("SDHB") and Sime Darby Nominees Sendirian Berhad ("SDNSB") had, on 20 December 2006, entered into a Share Sale Agreement with BMW Holding B.V. ("BMW BV") for the disposal of the entire issued and paid-up share capital of SimeLease (Malaysia) Sdn Bhd ("SLSB"), comprising 9,106,171 ordinary shares of RM1.00 each ("Transaction") to BMW BV.

2. Details of the Transaction

2.1 The Transaction involves the acquisition by BMW BV and the disposal by SDHB of 19.77% of the issued and paid-up share capital of SLSB comprising 1,800,000 ordinary shares of RM1.00 each and by SDNSB of the remaining 80.23% comprising 7,306,171 ordinary shares of RM1.00 each for an aggregate cash consideration of RM107 million net of inter-company dividend. The consideration was arrived at on a "willing-buyer and willing-seller" basis.

2.2 The Transaction is subject to the approvals of the Foreign Investment Committee and Bank Negara Malaysia being obtained by BMW BV.

3. Information on SLSB

SLSB and its wholly-owned subsidiary, SimeCredit (Malaysia) Sdn Bhd ("SCSB") are principally involved in the provision of lease and hire purchase financing.

4. Effects of the Transaction

4.1 The Transaction is estimated to result in a gain on disposal of RM71.5 million and an increase in earnings per share of 2.9 sen. As such, the Transaction is expected to have a material positive effect on the earnings of the Sime Darby Group for the financial year ending 30 June 2007. However, the Transaction is not expected to have a material effect on the net assets of the Sime Darby Group for the same period.

4.2 Upon completion of the Transaction, SLSB and SCSB will cease to be subsidiaries of Sime Darby.

5. Interest of Directors, substantial shareholders and persons connected to them

None of the Directors or substantial shareholders of Sime Darby and/or persons connected to them have any interest, direct or indirect, in the Transaction.

This announcement is dated 20 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No **MM-061220-70324**

Submitting Merchant Bank	:	**AMINVESTMENT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**20/12/2006**

Type	:	**Announcement**
Subject	:	**SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")**

OFFER BY SYNERGY DRIVE SDN BHD ("SYNERGY DRIVE") TO ACQUIRE THE ENTIRE BUSINESS AND UNDERTAKING INCLUDING ALL THE ASSETS AND LIABILITIES OF THE COMPANY ("OFFER")

Contents :

Reference is made to the announcement by Sime Darby dated 27 November 2006.

On behalf of Sime Darby, AmInvestment Bank Berhad (formerly known as AmMerchant Bank Berhad) wishes to announce that the Board of Directors of Sime Darby ("**Board**"), after considering the advice of Sime Darby's advisers, is of the view that the Offer should be presented to the shareholders of Sime Darby for their consideration.

Accordingly, Sime Darby wishes to announce that the Board has today decided to accept the Offer from Synergy Drive to acquire the entire business and undertaking of the Company as carried on by the Company as at 27 November 2006, including its assets and liabilities as at completion at an aggregate purchase consideration equivalent to RM6.46 per ordinary share of RM0.50 each in the issued and paid-up capital of the Company ("**Sime Darby Share**") multiplied by the total outstanding Sime Darby Shares (less treasury shares, if any) as at completion, to be satisfied by the issuance of an equivalent value of redeemable convertible preference shares of Synergy Drive ("**RCPS A**") ("**Proposed Disposal**") and subject to the terms and conditions of Synergy Drive's letter of offer dated 27 November 2006. The acceptance will be subject to shareholders' and regulatory approvals.

Upon the acceptance of the Offer, Sime Darby shall, within 14 days from the date of acceptance (or such other period as agreed in writing by Synergy Drive) enter into a definitive agreement ("**Definitive Agreement**") with Synergy Drive incorporating all the terms set out in the Offer and the detailed procedures for completion of the sale and purchase of the Proposed Disposal.

Further details on the Proposed Disposal will be announced upon execution of the Definitive Agreement.

This announcement is dated 20 December 2006.